April 25, 2013
Mr. Sirimal R. Mukerjee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Phone: (202) 551-3340

Re:	United American Petroleum Corp. Form 10-K for Fiscal Year Ended December 31, 2011 Filed April 16, 2012 Response letter dated October 19, 2012 File No. 0-51465

Dear Mr. Mukerjee:

 In response to your comment letter dated January 23, 2013, United American Petroleum Corp. (the “Company,” “UAPC,” “we,” and “us”) has reviewed Item 1202(a)(8)(ii)-(viii) of Regulation S-K (the “Third Party Report Requirements”) in relation to the reserve reports previously filed as exhibits to our Amendment Number 2 to Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  In connection with that review, we have determined that Exhibits 99.1 and 99.3 (the “Non-Complying Reports”) to the Form 10-K did not comply with the Third Party Report Requirements and as such, we have filed updated and corrected versions of the Non-Complying Reports to our Amendment Number 3 to the Form 10-K.

 We have detailed the reasons why we believe the Non-Complying Reports, as updated, comply with the Third Party Report Requirements (as well as the report filed as Exhibit 99.2 to the Form 10-K, we which believe already complied with the Third Party Report Requirements (the “Complying Report”)) below.

(i)     The purpose for which the report was prepared and for whom it was prepared.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

          “At the request of United American Petroleum Corporation (United), Nova Resource, Inc. (NOVA) has conducted its own independent and “Certified SEC Reserves Analysis and Valuation Study and Report” dated January 01, 2012 DAI of the proven reserves of United’s oil and gas properties known as the MCKENZIE lease located in Pecos County, Texas using information and data that has recently become available and has been generated by Nova regarding the calculated economically recoverable oil and gas reserves as of January 01, 2012 DAI and that are based upon and conform to the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17. Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).”
EX-99.1 Page 1 Paragraph 1

 9600 Great Hills Trail ● Ste 150W ●  Austin ● Texas 78759
Toll Free: 855-PETROL-1 Tel: 512-852-7888 Fax 512-852-7889
Email: info@unitedamericanpetroleum.com
Web: www.unitedamericanpetroleum.com
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EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “At the request of United American Petroleum Corporation (United), Nova Resources, Inc. (Nova has conducted its own independent and “Certified SEC Reserves Analysis and Valuation Study and Report” dated January 1, 2012 of the proven reserves of United’s oil and gas properties known as the LOZANO lease of the Kyote Field located in Frio County Texas using information and data that has recently become available and has been generated by nova regarding the calculated economically recoverable oil and gas reserves as of January 1, 2012 and that are based upon and conform to the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modemization of Oil and Gas Reporting. Final Rule released January 14, 2009 in the Federal Register (SEC regulations).”
EX-99.2 Page 2 Paragraph 1

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

“ATTN: Mr. Michael Carey
SUBJECT: United American Petroleum Corporation Reserves Report

   Mire & Associates, Inc. (MAI) was engaged by United American Petroleum Corporation (“United”) to estimate reserves and develop cash flow reports for wells, in which United owns a Working Interest, as of January 1st, 2012. These properties are located in 7 (seven) fields in the following 6 (six) Texas counties: Erath, Gonzalez, Medina, Navarro, Shackleford and Wilbarger.”
EX-99.3 Page 1 Paragraph 1
(ii)    The effective date of the report and the date on which the report was completed.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this    requirement,   as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

          “At the request of United American Petroleum Corporation (United), Nova Resource, Inc. (Nova) has conducted its own independent and “Certified SEC Reserves Analysis and Valuation Study and Report” dated January 01, 2012 DAI of the proven reserves of United’s oil and gas properties known as the MCKENZIE lease located in Pecos County, Texas using information and data that has recently become available and has been generated by Nova regarding the calculated economically recoverable oil and gas reserves as of January 01, 2012 DAI and that are based upon and conform to the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modemization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).”
EX-99.1 Page 1 Paragraph 1

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EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “At the request of United American Corporation (United) , Nova Resource, Inc. (Nova) has conducted its own independent and “Certified SEC Reserves Analysis and Valuation Study and Report” dated January 1, 2012 of the proven reserves of United’s oil and gas properties known as the LOZANO lease of the Kyote Field located in Frio County Texas using information and data that has recently become available and has been generated by Nova regarding the calculated economically recoverable oil and gas reserves as of January 1, 2012 and that are based upon and conform to the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modemization of Oil and Gas Reporting. Final rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party Certified SEC Reserves and Valuation Report effective on January 1, 2012 and presented here, was prepared for public disclosure by United in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.”
EX-99.2 Page 2 Paragraph 1

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “Mire & Associates, Inc. (MAI) was engaged by United American Petroleum Corporation (“United”) to estimate reserves and develop cash flow reports for wells, in which United owns a Working Interest, as of January 1st, 2012. These properties are located in 7 (seven) fields in the following 6 (six) Texas counties: Erath, Gonzalez, Medina, Navarro, Shackleford and Wilbarger.”
EX-99.3 Page 1 Paragraph 1

(iii)   The proportion of the registrant's total reserves covered by the report and the geographic area in which the covered reserves are located.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refilled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this   requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

 9600 Great Hills Trail ● Ste 150W ●  Austin ● Texas 78759
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“SEC PARAMETERS
Estimated Net Reserves
MCKENZIE Lease and Royalty Interest of
United American Petroleum Corporation’s
Of Pecos County, Texas
As of January 01, 2012 DAI

Proven

	Producing	Non-Producing	Undeveloped	Total Proved
Net Reserves of Properties
Gas-MCF	0	0	0	0
Oil/Condensate-Bbls	1,311	0	0	0

SEC PV-10% ($)
PV-10% Value
Oil/Gas (@ $ 98.68/2.46)	$94,836	0	0	$94,836

TOTAL PV-10% VALUATION	$94,836	0	0	$94,836
CAPEX	$0	0	0	$0”
EX-99.1 Page 3 Table 1

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

“SEC PARAMETERS
Estimated Net Reserves
LOZANO Lease and Royalty Interests of
United American Petroleum Corporation’s
Kyote Field Property
Of Frio County, Texas
As of January 1, 2012

Proven

	Producing	Non-Producing	Undeveloped	Total Proved
Net Reserves of Properties				0
Gas-MCF	0	0	0	0
Oil/Condensate-Bbls	3,061	0	7,218	10,279

SEC PV-10% ($)
PV-10% Value
Oil/Gas (@ $ 98.68/2.46)	$97,743	0	$168,985	$266,728

TOTAL PV-10% VALUATION	$97,743	0	$168,985	$266,728
CAPEX	$0	0	$250,000	$250,000”
EX-99.2 Page 3 Table 1

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

“These properties are located in 7 (seven) fields in the following 6 (six) Texas counties: Erath, Gonzalez, Medina, Navarro, Shackleford and Wilbarger. A summary of the results are shown in Table 1 below.

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United American Petroleum Corporation
Reserves Summary- January 1, 2012
	Net Reserves		Undisc. Cash Flow	PV Disc. @ 10%
RESERVE TYPE
	Oil (Mbbl)	Gas (MMcf)	(M$)	(M$)
PROVED
Producing	25.43	45.60	1,286.35	751.73
Non-Producing	1..31	2.87	40.78	13.62

TOTALS	26.74	48.47	1,327.13	765.35”

        Table 1. United Reserves Summary Table
EX-99.3 Page 1 Table 1

(iv)   The assumptions, data, methods, and procedures used, including the percentage of the registrant's total reserves reviewed in connection with the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

“Audit Data, Methodology, Procedure and Assumptions

         The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with definitions set forth by the Securities and Exchange Commission Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance- based method; (2) volumetric-based methods; and (3) analogy.

         Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount or reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

   In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental method, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probably and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” This report referred only to estimates made by Nova Resource, Inc. The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probably reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

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    Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data becomes available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to factors such as changes in economic conditions, results on future operation, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted.

           The proved reserves for the properties as we calculated and that were estimated by Nova were estimated by performance methods, the volumetric method, analogy, or a combination of methods utilizing the present economic conditions and limited to those proved reserves economically recoverable. The performance methods include, but may not be limited to, decline curve analysis that utilized extrapolations of historical production and pressure data available through January 01, 2012 DAI, in those cases where such data were considered to be definitive. The data utilized in the analysis were furnished to Nova’s staff using commercial and private sources and were considered sufficient for the purpose.

         Approximately 100 percent of the proved developed non-producing and the un-developed reserves were estimated primarily by the performance and historical extrapolation methods. The data utilized were considered sufficient for the purpose.

           As stated previously, proved reserves must be anticipated to be producible from a given data forward based upon existing economic conditions including prices and costs at which producibility from a reservoir is to be determined. We have reviewed certain primary economic data utilized by United’s operator and other operators in the area from identical reservoirs relating to hydrocarbon prices and costs.

           The hydrocarbon prices and costs determined for the properties are based upon SEC price market parameters as of the effective date of the report unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive on inflation adjustments, were used by Nova until expiration of the contract.

           The initial SEC hydrocarbon prices in effect on January 01, 2012 DAI for the property were determined by Nova and confirmed by regional posting of sales prices as of the date of the report for the geographic area where the hydrocarbons were sold.

           The product prices which were actually used by Nova to determine the future gross revenue for each property reflect any known adjustments to the prices for gravity, quality, local conditions, gathering and transportation fees, and/r distance from market, referred to as the “differentials.”

           The data shown is presented in accordance with SEC disclosure requirements.

 9600 Great Hills Trail ● Ste 150W ●  Austin ● Texas 78759
Toll Free: 855-PETROL-1 Tel: 512-852-7888 Fax 512-852-7889
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Geographic Area	Product	January 01, 2012 DAI Oil & Gas Price

West Texas	Oil	$ 98.68/BBL
West Texas	Gas	$2.46/MC”
EX-99.1 Page 4 Paragraph 5

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

       “Audit Data, Methodology, Procedure and Assumptions

         The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with definitions set forth by the Securities and Exchange Commission Regulations part 210 4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. The methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.

      Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount or reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

         In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental method the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probably and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the Sec as reasonable certainty wherein the “quantities actually recovered are much more likely than not be achieved.” This report referred only to estimated made by Nova Resource, Inc. The SEC states that “probably reserve are those additional reserves that are less certain to be recovered than proved reserves, but which, together with proved reserves, are likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

      Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to factors such as changes in economic conditions, results on future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted.

 9600 Great Hills Trail ● Ste 150W ●  Austin ● Texas 78759
Toll Free: 855-PETROL-1 Tel: 512-852-7888 Fax 512-852-7889
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      The proved reserves for the properties as we calculated and that were estimated by Nova were estimated by performance methods the volumetric method, analogy, or a combination of methods utilizing the present economic conditions and limited to those proved reserves economically recoverable. The performance methods include, but may not be limited to, decline curve analysis that utilized extrapolations of historical production and pressure data available through January 1, 2012, in those cases where such data were considered to be definitive. The data utilized in the analysis were furnished to Nova’s staff using commercial and private sources and were considered sufficient for the purpose.

      Approximately 100 percent of the proved developed non-producing and the un-developed reserves were estimated primarily by the performance and historical extrapolation methods. The data utilized were considered sufficient for the purpose.

      As stated previously, proved reserves must be anticipated to be producible from a given data forward based upon existing economic conditions including prices and costs at which producibility from a reservoir is to be determined. We have reviewed certain primary economic utilized by United’s operator and other operators in the area from identical reservoirs relating to hydrocarbon prices and costs.

      The hydrocarbon prices and costs determined for the properties are based upon SSEC price market parameters as of the effective date of the report unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive on inflation adjustments, were used by Nova until expiration of the contract.

      The initial SEC hydrocarbon prices in effect on January 1, 2012 for the property were determined by Nova and confirmed by regional posting of sales prices as of the date of the report for the geographic area where the hydrocarbons were sold.

     The product prices which were actually used by Nova to determine the future gross revenue for each property reflect any known adjustments to the prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to as the “differentials.”

      The data shown is presented in accordance with SEC disclosure requirements.

Geographic Area	Product	January 1, 2012 Oil Price

West Texas	Oil	$ 89.96/BBL
West Texas	Gas	$2.54/MCF”
EX-99.2 Page 4 paragraph5

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

       “Reserves and product pricing are based on requirements as stated in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a) and the recent update Modernization of Oil and Gas Reporting Final Rule dated January 14, 2009. Reserves definitions from this document are shown as an attachment.

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      MAI was supplied with geologic and engineering data on the fields for the evaluation work. Current production data was retrieved from public sources and verified by revenue statements. Operational data, revenue statements and leas eoperating expense information was provide by United and incorporated in the evaluation.

       Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data can be estimated with reasonable certainly to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operatin gmethods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonable certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonable certain that it will commence the project within a reasonable time. Our independent assessment of proved reserves is reasonable and was based on generally accepted petroleum engineering evaluation principles.

      Product pricing was based on the average price from the first day of the month for the last 12 months, which was $96.19/bbl and $4.12/MMbtu. Pricing deductions or increases, such as differentials, transportation, MMbtu factor or other adjustments, were applied to these prices to compute the actual expected price.

      No limitations orrestrictions were placed on MAI by United in regard to the estimation of reserves and no ifnormation has been obtained since we completed our report that would materially change ay of our estimates. MAI’s fees are not contingent on the results of our evaluation.”
EX-99.3 Page 1 Paragraph 2

(v)    A discussion of primary economic assumptions.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

      “Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be producible, as of a given date, by application of development projects to known accumulations.”. All reserve estimates involve and assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less that the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of the data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At United’s request, only proved reserves attributable to the properties were reviewed.

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          Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given data forward. The proved reserves were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

              Proved reserve estimates will generally be revised only as additional geologic or engineering data become available, as is the case with this report as of January 01, 2012 DAI, or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery with times, reasonable certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves are estimates only and should not be construed as being exact quantities, and if recovered, the revenues there from, and the actual costs related thereto, could be more or less than the estimated amounts.”
EX-99.1 Page 4 Paragraphs 2-4

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “Reserves are estimated remaining quantities of oila nd gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves ar eless certain to be recovered than proved reserves and may be further sub-classified as probably and possible reserves to denote progressively increasing uncertainty in their recoverability. Under SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probably or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in ay document publicly filed with the Sec unless such information is required to be disclosed in the document by foreign or state law as noted in 229. 1202. Instruction to item 1202.”
EX-99.2 Page 4 paragraph 2

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “(iv) Reserve which can be produced econoimcally through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classifciation when:

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(A)
Successful testing by a pilot project in an area of the reservoir with propeties no more favorable than in the reservoir as a whole, the operation of an installed projgram in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities including govvernmental entities.

          (v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall the average price during the 12-month period prior to the ending date ot the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.”
EX-99.3 Page 7 Item IV

(vi)   A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

          “Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given data forward. The proved reserves were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

          Proved reserve estimates will generally be revised only as additional geologic or engineering data becomes available, as is the case with this report as of January 01, 2012 DAI, or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery with time, reasonable certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves are estimates only and should not be construed as being exact quantities, and if recovered, the revenues there from, and the actual costs related thereto, could be more or less than the estimated amounts.“
EX-99.1 Page 4 Paragraphs 3-4

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EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “Reserves are “estimated remaining quantities of oil and gas related substances anticipated to be producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve and assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less that the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of the data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At United’s request, only proved reserves attributable to the properties were reviewed.

          Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given data forward. The proved reserves were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

          Proved reserve estimates will generally be revised only as additional geologic or engineering data become available, as is the case with this report as of January 1, 2012, or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery with time, reasonable certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves are estimates only and should not be construed as being exact quantities, and if recovered, the revenues there from, and the actual costs related thereto, could be more or less than the estimated amounts.”

EX-99.2 Page 4 Paragraphs 2-4

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “The reserves presented in this report are estimates only and should not be interpreted as being exact amounts. Actual volumes recovered could be higher or lower than estimated.”
EX-99.3 Page 2 Paragraph 2

          “New regulations could have an adverse effect on the reserves calculated in this report. Importantly changes to regulations on water disposal or well re-injection could significantly decrease or eliminate this report’s proved reserves.”
EX-99.3 Page 2 Paragraph 4

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(vii)   A discussion regarding the inherent uncertainties of reserves estimates.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

          “The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with definitions set forth by the Securities and Exchange Commission Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.”
EX-99.1 Page 4 Paragraph 5

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental method, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” This report referred only to estimated made by Nova Resource, Inc. The SEC states that “probably reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probably reserves and the total quantities ultimately recovered from a project that have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.”
EX-99.2 Page 5 Paragraph 2

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EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.”
EX-99.3 Page 2 Paragraph 3

(viii)        A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

          “The proved reserves for the properties as we calculated and that were estimated by Nova were estimated by performance methods, the volumetric method, analogy, or a combination of methods utilizing the present economic conditions and limited to those proved reserves economically recoverable. The performance methods include, but may not be limited to, decline curve analysis that utilized extrapolations of historical production and pressure data available through March 25, 2012, in those cases where such data were considered to be definitive. The data utilized in the analysis were furnished to Nova’s staff using commercial and private sources and were considered sufficient for the purpose.”
EX-99.1 Page 5 Paragraph 4

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “Based upon our review, including the data, technical processes and interpretations, it isour opinion that the overall procedures and methodogies utilized by our staff in preparing their estimates of the proved reserves, future production and discounted future net income as of January 1, 2012 comply with the current Sec regulations and that the overall proved reserves, future production and discounted future net income for the reviewed report and properties as estimate dby Nova are, in the aggregate, reasonable within SEC guidelines.”
EX-99.2 Page 2 Paragraphs 4

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “Mire & Associates, Inc. have made us of all data, appropriate methods, ad procedures that are needed to prepare this report according to SEC regulation S-X Section 4-10 as amended on December 2009.”
EX-99.3 Page 2 Paragraph 1

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(ix)   A brief summary of the third party's conclusions with respect to the reserves estimates.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

          “The product prices which were actually used by Nova to determine the future gross revenue for each property reflect any known adjustments to the prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to as the “differentials.”

The data shown is presented in accordance with Sec disclosure requirements.

Geographic Area	Product	January 01, 2012 DAI Oil & Gas Price

West Texas	Oil	$ 98.68/BBL
West Texas	Gas	$ 2.46/MCF”
EX-99.1 Page 6 paragraph 3

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “The product prices which were actually used by Nova to determine the future gross revenue for reach property reflect any known adjustments to the prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to as the “differentials.”

The data shown is presented in accordance with SEC disclosure requirements.

Geographic Area	Product	January 01, 2012 DAI Oil Price

West Texas	Oil	$ 89.96/BBL
West Texas	Gas	$ 2.54/MCF”
EX-99.2 Page 6 paragraph 3

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “Product pricing was based on the average price from the first day of the month for the last 12 months, which was $96.19/bbl and $4.12/MMbtu. Pricing deductions or increases, such as differentials, transportation, MMbtu factor or other adjustments, were applied to these prices to compute the actual expected price.”
EX-99.3 Page 2 Paragraph 5

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(x)     The signature of the third party.

We believe that the Complying Report previously complied with this Third Party Report Requirement, but that the Non-Complying Reports did not.  As updated and proposed to be refiled in our Amendment Number 3 to Form 10-K, we believe that the Non-Complying Reports comply with this requirement, as described below (along with a description of the reason why we believe that the Complying Report already complied with this requirement):

EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE:

“Respectfully,
Nova Resource, Inc.

\s\ Joseph V. Rochefort
CPG #3358, CGP #90
QRE CT51-101; SUPES # 1901”
EX-99.1 Page 9

EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE:

          “The data and work papers used in the preparation, study analysis and valuation report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Respectfully,
Nova Resource, Inc.

\s\ Joseph V. Rochefort
CPG # 3358, CGP, #90.
QRE CT 51-101; SUPES # 1901”
   EX-99.2 Page 9

EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK:

          “The reserves and cash flow projections are attached.

Kurt Mire
Petroleum Consultant”
EX-99.3 Page 2

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Toll Free: 855-PETROL-1 Tel: 512-852-7888 Fax 512-852-7889
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In conclusion, the Company will promptly file a third amendment to the Form 10-K filing with updated and corrected versions of the Non-Complying Reports: (a) EX-99.1 - CERTIFIED SEC RESERVES REPORT AND ECONOMIC EVALUATION OF MCKENZIE STATE LEASE; and (b) EX-99.3 - RESERVES REPORT OF PROPERTIES LOCATED IN ERATH, GONZALEZ, MEDINA, NAVARRO, SHACK, to address the the Staff’s comments and confirm those reports to the Third Party Report Requirements, as described above.  The Company does not believe an amendment is required for the Complying Report, EX-99.2 - CERTIFIED SEC RESERVES ANALYSIS AND VALUATION STUDY AND REPORT OF LOZANO LEASE, as the Company believes that such report already complies with the Third Party Report Requirements as described below.

Regards,

/s/ Michael Carey
Michael Carey
Chief Executive Officer

 9600 Great Hills Trail ● Ste 150W ●  Austin ● Texas 78759
Toll Free: 855-PETROL-1 Tel: 512-852-7888 Fax 512-852-7889
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